FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated June 11, 2015

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit
Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Klarabergsviadukten

61-63

P.O. Box 194

SE-101 23 Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Incorporation by Reference

The Registrant hereby incorporates all parts of this Report on Form 6-K by reference in Registration Statement no. 333-199784 filed by the Registrant with the Securities and Exchange Commission on Form F-3ASR under the Securities Act of 1933.

This Report comprises the following:

1.  SEK Green Bond Framework.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 11, 2015

AB Svensk Exportkredit

(Swedish Export Credit Corporation)

By:	/s/ Per Åkerlind

Per Åkerlind, Head of Treasury and Capital Markets

Swedish Export Credit Corporation

SEK Green Bond Framework

September 2014

ELIGIBLE PROJECTS

"Eligible Projects" means a selected pool of projects funded, in whole or in part, by SEK that promote the transition to low-carbon and climate resilient growth as determined by SEK in its sole and absolute discretion. Eligible Projects may include:

–	Projects that target a reduction in emissions of Greenhouse Gases (GHG) into the atmosphere or absorption of them from the atmosphere (“Mitigation Projects”).
–	Projects that target the preservation or advancement of adaptive capacity and resilience in order to reduce the vulnerability of human and natural systems due to the impacts of climate changes (“Adaptation Projects”).

Mitigation Projects

A type of activity can be labeled as contributing to climate change mitigation if it is one among a set of options available to decision-makers and if it leads (according to the available information) to a relatively significant emission reduction as compared to the other options. An Eligible Mitigation Project should have a positive impact on the environment that is measurable according to an internationally recognized methodology (see impact reporting below). No fossil fuel projects are eligible.

Category	Eligible Project examples	Considerations / limitations
Renewable energy	– Bioenergy – District heating and cooling – Hydro and Marine Power – Solar – Wind	Consideration will be given to potential social and environmental impact of large hydro projects.
Water and Wastewater	– Marine technologies – Wastewater Treatment – Water Quality
Energy efficiency	– Energy storage – Smart grids – Transmission systems – Heating and Cooling – Lighting – Ventilation	– Considerations will be given to potential rebound effects. – No nuclear power projects are eligible.
Recycling & Waste	– Recycling – Waste Management
Sustainable Construction	– Green buildings – Green Infrastructure	Considerations will be given to site selection and land use issues and to building standards like LEED (2009) and BREEAM (2013).
Resources & Environment	– Forestry – Air Quality – Soil Quality	Considerations will be given to FSC standards.

Sustainable Materials	– Advanced Materials – Green Chemistry	Subject to SEK assessment.
Sustainable Transport	– Fuels and Vehicles – Transport Management

Potential for emission reduction will be assessed on degree of urbanization, fuel type, and competition with private transportation.

Considerations will be given to rebound effects and lock-ins due to infrastructure investments.

Adaptation Projects

An Adaptation Project should include a statement of purpose or intent to address or improve climate resilience and set out a context of climate vulnerability. It should also link the project activities to the context of climate vulnerability (e.g., socio-economic conditions and geographical location), reflecting only direct contributions to climate resilience.

SELECTION OF ELIGIBLE PROJECTS

The Eligible Projects are selected through the best of SEK’s capabilities, and are selected in two phases:

1.	SEK Client Relationship Management team identifies and proposes a possible Eligible Project.

2.	SEK Sustainability Department assesses as to whether a project qualifies as an Eligible Project. Final decision will rest with SEK Sustainability Department.

ALLOCATION OF PROCEEDS

A subaccount is established to absorb the Green Bond Proceeds. The subaccount balance will be adjusted on a semi-annual basis in accordance with the amount allocated to Eligible Projects. An amount equal to the subaccount balance will be held in cash, Green Bonds or municipality and/or government risk with a minimum credit rating of AA-. The subaccount balance will be reviewed by external auditors on a semi-annual basis.

METHODOLOGY FOR CO2 IMPACT ASSESSMENT

CO2 emission reductions will be measured on a project basis in proportion to the part financed by SEK. The methodology to measure these reductions follows the methodology set out in “International Financial Institution Framework for Harmonised Approach to Greenhouse Gas Accounting” November 2012. SEK Sustainability department will estimate the reasonableness of reported reductions.

MONITORING AND IMPACT REPORTING

Impact reporting on Eligible Projects and links to relevant documents will be disclosed at www.sek.se. An annual newsletter will be provided to inform of Eligible Projects, CO2 emission reductions and a summary of the SEK Green Bond development.